UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Templeton Global Income Fund

(Name of Issuer)

Common Shares, No par value

(Title of Class of Securities)

880198106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,537,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,537,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 38,537,813
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.52%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 102,721,927 shares of common stock outstanding as of 6/30/22, as disclosed in the company's N-CSRS filed 8/29/2022.

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,537,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,537,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 38,537,813
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.52%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 102,721,927 shares of common stock outstanding as of 6/30/22, as disclosed in the company's N-CSRS filed 8/29/2022.

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,537,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,537,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 38,537,813
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.52%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 102,721,927 shares of common stock outstanding as of 6/30/22, as disclosed in the company's N-CSRS filed 8/29/2022.

Item 1.	SECURITY AND ISSUER

This Amendment No. 19 amends and supplements the statement on Schedule 13D filed with the SEC on 11/18/20, as amended by Amendment No. 1 filed 12/9/20, Amendment No. 2 filed 12/16/20, Amendment No. 3 filed 12/28/20, Amendment No. 4 filed 12/29/20, Amendment No. 5 filed 1/14/21, Amendment No. 6 filed 1/29/21, Amendment No. 7 filed 5/12/21, Amendment No. 8 filed 7/9/21, Amendment No. 9 filed 7/27/21, Amendment No. 10 filed 8/10/21, Amendment No. 11 filed 11/29/21, Amendment No. 12 filed 12/16/21, Amendment No. 13 filed 12/28/21, Amendment No. 14 filed 6/7/22, Amendment No. 15 filed 7/14/22, Amendment No. 16 filed 8/23/22, Amendment No. 17 filed 9/21/22 and Amendment No. 18 filed 11/7/22; with respect to the common shares of Templeton Global Income Fund. This Amendment No. 19 amends Items 3, 4 and 5, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $190,332,528 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On December 29, 2022, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital, submitted to the Issuer a notice informing the Issuer of its intention to (i) nominate a slate of three independent trustee candidates-, Stephen G. Flanagan, Garry Khasidy and Andrew Kellerman (the "2023 Nominees"), for election to the Board at the Issuer's 2023 annual meeting of shareholders (the "2023 Annual Meeting") and (ii) submit a proposal to terminate the investment management agreement between the Issuer and its investment manager, Franklin Advisers, Inc. Certain of the 2023 Nominees have entered into a nomination agreement (collectively, the "Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 4 to this Schedule 13D whereby such nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the 2023 Annual Meeting.  The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 4 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 102,721,927 shares of common stock outstanding as of 6/30/22, as disclosed in the company's N-CSRS filed 8/29/2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the Schedule 13D/A filing on 11/7/22 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit: Exhibit 4: Form of Nominee Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 30, 2022

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 11/7/22. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
11/9/22	Buy	50,000	4.15
11/14/22	Buy	55,153	4.19
11/15/22	Buy	72,030	4.22
11/17/22	Buy	45,606	4.07
11/18/22	Buy	63,506	4.07
11/21/22	Buy	96,610	4.07
11/22/22	Buy	20,000	4.11
11/22/22	Buy	19,741	4.09
11/23/22	Buy	41,448	4.14
11/29/22	Buy	39,535	4.18
11/30/22	Buy	32,545	4.22
12/2/22	Buy	40,876	4.28
12/5/22	Buy	20,000	4.28
12/5/22	Buy	50,000	4.27
12/7/22	Buy	45,347	4.24
12/8/22	Buy	20,000	4.22
12/8/22	Buy	29,146	4.22
12/8/22	Buy	2,196	4.22
12/13/22	Buy	20,000	4.28